# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCW Transform 500 ETF, CIK 0001831313
CUSIP: 29287L106
Title of class of securities: Exchange-Traded Fund
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,143,610; shared voting power 227; sole dispositive power 1,064,970; shared dispositive power 14,561; aggregate amount beneficially owned 1,148,868 (9.87% of the class)

## Item 1. Issuer
Name of issuer: TCW Transform 500 ETF
Address of issuer's principal executive offices: c/o TCW ETF Trust, 850 New Burton Road, Suite 201, Dover, DE 19904

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,148,868
Percent of class: 9.87
Sole power to vote or to direct the vote: 1,143,610
Shared power to vote or to direct the vote: 227
Sole power to dispose or to direct the disposition: 1,064,970
Shared power to dispose or to direct the disposition: 14,561

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK
PNC Delaware Trust Company - BK
PNC Ohio Trust Company - BK
PNC Wealth Management LLC (formerly, PNC Investments LLC) - BD

Of the total fund shares reported herein, 1,140,729 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.
Of the total fund shares reported herein, 2,140 are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.
Of the total fund shares reported herein, 741 are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.
Of the total fund shares reported herein, 5,258 are held in accounts at PNC Wealth Management LLC (formerly, PNC Investments LLC) in a fiduciary capacity for clients.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: Gregory H. Kozich, Senior Vice President & Controller (11/07/2025)